UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For transition period from                      to
Commission File Number 0-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BankFinancial and Subsidiaries Associate Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BANKFINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

15W060 North Frontage Road, Burr Ridge, Illinois	60527
(Address of Principal Executive Offices)	(Zip Code)

BANKFINANCIAL AND SUBSIDIARIES
ASSOCIATE INVESTMENT PLAN
Burr Ridge, Illinois
FINANCIAL STATEMENTS
December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
BankFinancial and Subsidiaries
Associate Investment Plan
Burr Ridge, Illinois

We have audited the accompanying statements of net assets available for benefits of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.
/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2014

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value (Notes 2, 4, 5 and 8)	$21,954,003	$18,653,743
Notes receivable from participants	358,747	461,560
Total assets and net assets reflecting all investments at fair value	22,312,750	19,115,303
Adjustment from fair value to contract value for fully benefit-responsive contracts (Notes 2 and 5)	—	227,070
NET ASSETS AVAILABLE FOR BENEFITS	$22,312,750	$19,342,373

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013

Additions to net assets attributed to:
Interest and dividends	$390,306
Net appreciation in fair value of investments (Note 4)	3,087,794
Contributions:
Employer	345,690
Participant	978,150
Total contributions	1,323,840
Total additions	4,801,940
Deductions from net assets attributed to:
Benefits paid to participants	1,804,199
Administrative expenses	27,364
Total deductions	1,831,563
Net increase	2,970,377
Net assets available for benefits
Beginning of the year	19,342,373
End of the year	$22,312,750

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN
The following description of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, F.S.B. (“the Bank”) and its subsidiaries who are 21 years of age or older and have completed six months of service. This plan, as amended, was adopted by the Bank on July 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility: Employees become eligible to participate in the Plan on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.
Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code. Employer contributions consist of a matching contribution subject to limitations of the participant’s eligible compensation and a discretionary profit sharing contribution. Subject to the above-mentioned limitation for the plan year ended December 31, 2013, the Bank provided a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation. No additional discretionary contribution was made for the year ended December 31, 2013.
Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.
Participant Accounts: Each participant’s account is credited with the participant’s own contribution and an allocation of (a) the Bank’s matching and profit sharing contributions, (b) the Plan’s allocated earnings, and (c) administrative expenses and charged with his or her withdrawals. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers nineteen funds, including BankFinancial Corporation common stock, as investment options for participants.
Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	—
2	25
3	50
4	75
5	100
Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future employer matching contributions. Forfeitures attributable to employer profit sharing contributions are added to any employer discretionary profit sharing contributions and are allocated to participants in the same manner as the employer discretionary profit sharing contribution. During 2013, $25,674 of forfeited matching contributions were used to offset employer matching contributions. As of December 31, 2013 and 2012, there were $1,483 and $9,328 respectively, in forfeited nonvested accounts.
Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 70 1/2.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN (Continued)
Notes Receivable from Participants: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.
Hardship Withdrawals: The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined. Individual salary deferral contributions are prohibited for a six-month period after such hardship withdrawal.
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2013 and 2012, 26.0% and 23.6% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock, respectively.
Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value, as more fully disclosed in Note 8. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.
Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. The Plan holds a direct interest in a fully benefit-responsive contract through its investment in the investment contract with an insurance company. Effective July 22, 2013, the position on the measurement of fair value of the insurance contract was changed. The best approximation for fair value of the guaranteed investment contract ("GIC") is an assumed transaction involving plan participants or plan sponsors. Most participant transactions are executed using contract value without adjustment. Therefore, fair value has been determined to approximate contract value. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.
Payment of Benefits: Benefits are recorded when paid.
Accounting Fees and Investment Management Expenses:  Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other administrative expenses of the Plan are paid by the Plan or by the Bank.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 3 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.
NOTE 4 - INVESTMENTS
The following presents investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits:

	December 31,
	2013		2012
Common stock
BankFinancial Corporation Common Stock	$5,794,648		$4,556,327
Interest in mutual funds
Principal Global Investors Large Cap S&P 500 Index R5 Fund	2,349,123		1,523,771
Principal Global Investors Principal LifeTime 2020 R5 Fund	1,445,849		1,216,025
Columbus Circle Investors Large Cap Growth R5 Fund	1,513,375		1,192,783
Principal Global Investors Bond & Mortgage Secs R5 Fund	943,350	*	1,084,967
Westwood/Barrow Hanley Large Cap Value III R5 Fund	1,128,902		947,590	*
Investment contract with insurance company
Principal Life Insurance Company Fixed Income Option 401(a)/(k)	4,664,770		4,314,333
* Did not meet 5% threshold; however, presented for comparative purposes.
During the year ended December 31, 2013, the Plan’s investments (including investments bought and sold, as well as held, during the period) appreciated in value as follows:

BankFinancial Corporation common stock	$1,086,317
Mutual funds	2,001,477
$3,087,794
NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY
The Plan holds a fully benefit-responsive group annuity investment contract with Principal Life Insurance Company (Issuer) through the Principal Fixed Income Option. The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. The accounts are credited with earnings based upon the specified crediting rate and charged for participant withdrawals and administrative expenses.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise. The Plan’s investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Article II (Deposits and Funds), Article III (Fees), Article IV (Benefits and Other Payments) and Article V (Termination) in the contract. The contract does not specify the circumstances under which the Issuer may terminate the contract. Under the contract terms, the contract is terminated when no deposit arrangements have been made and there are no deposits with a value greater than zero under the Contract. If the Plan gives less than a 12 month advance notice of termination, there is a 5% surrender fee. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)
The crediting interest rates of the contract are based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive contracts (“adjustment”).

	2013	2012
Average yields, in the aggregate for the contract:
Based on annualized earnings (1)	2.27%	2.51%
Based on interest rate credited to participants (2)	2.27%	2.51%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.
NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. As of December 31, 2013 and 2012, certain plan investments are considered party-in-interest investments including the guaranteed investment contract issued by Principal Life Insurance Company and mutual funds issued by Principal Global Investors, the asset management arm of the Principal Financial Group. Principal Life Insurance Company, the lead operating company of the Principal Financial Group, is the directed trustee of the Plan and therefore, these investments qualify as party-in-interest investments. Investment management fees are paid by the Plan to investment managers which are parties-in-interest and these expenses are shown as a reduction of the return on the Plan’s investments. Notes Receivable from Participants also reflect party-in-interest transactions.
At December 31, 2013 and 2012, the Plan held 632,603 and 614,060 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $25,297 in dividends on BankFinancial Corporation common stock in 2013.
Fees of $22,700 were paid by the Plan’s participants to Crowe Horwath LLP during the year ended December 31, 2013 for audit services. Loan fees of $2,000 and administrative fees of $2,664 were paid by the Plan’s participants to Principal Life Insurance Company during the year ended December 31, 2013. These fees are considered party-in-interest transactions.
NOTE 7 - TAX STATUS
The Internal Revenue Service has determined and informed the Bank by letter dated April 28, 2011 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS
Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).
The fair value of the Plan’s investment contract has been determined to approximate contract values as of December 31, 2013, as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions at contract value, frequent resetting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities (level 3 inputs). The terms of this contract and those of investment contracts held by employee benefit plans generally prohibit the sale or transfer of the contract by the plan/contract holder. As of December 31, 2012, the fair value of the Plan’s investment contract was estimated based upon the discontinuation value of the contract. The discontinuation value was calculated based upon contract value less an early withdrawal charge of 5%. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.
The following table presents quantitative information about recurring Level 3 fair value measurements at December 31, 2012:

	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
Type:
Principal Life Insurance Company Fixed Income Option 401(a)/(k)	$4,314,333	Assumed proceeds at discontinuance	Composite Crediting Rate	2.25% - 2.35%
			Surrender Value	5%
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)
The following table sets forth financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2013 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Common Stock – Bank Common Stock	$5,794,648	$—	$—
Interest in Mutual Funds:
Balanced/Asset Allocation	2,992,883	—	—
Fixed Income	943,350	—	—
International Equity	280,453	—	—
Large U.S. Equity	4,991,400	—	—
Small/Mid U.S. Equity	2,286,499	—	—
Investment Contract with Insurance Company	—	—	4,664,770
Total	$17,289,233	$—	$4,664,770
There were no transfers between level 1 and level 2 during 2013.

	Fair Value Measurements at December 31, 2012 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Common Stock – Bank Common Stock	$4,556,327	$—	$—
Interest in Mutual Funds:
Balanced/Asset Allocation	3,058,125	—	—
Fixed Income	1,084,967	—	—
International Equity	298,238	—	—
Large U.S. Equity	3,664,144	—	—
Small/Mid U.S. Equity	1,677,609	—	—
Investment Contract with Insurance Company	—	—	4,314,333
Total	$14,339,410	$—	$4,314,333

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)
The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2013, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2013	$4,314,333
Interest income on investment contract held at end of year	105,676
Change in adjustment from fair value to contract value of fully benefit-responsive investment contract	227,070
Purchases	822,861
Sales	(805,170)
Ending balance, December 31, 2013	$4,664,770

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of Plan Sponsor: BankFinancial, F.S.B.
Employer Identification Number: 36-1570375
Three-Digit Plan Number:

	(c)
	Description of Investment
(b)	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par or	(d)
Lessor or Similar Party	Maturity Value	Cost	Current Value
Common Stock
* BankFinancial Corporation	Common Stock	#	$5,794,648

Insurance Company Guaranteed Investment Contract:
* Principal Life Insurance Company	Fixed Income Option 401 (a)/(k)	#	4,664,770

Mutual Funds
* Principal Global Investors	Bond & Mortgage Secs R5 Fund	#	943,350
Westwood/Barrow Hanley	LargeCap Value III R5 Fund	#	1,128,902
Goldman Sachs/LA Capital Mgmt	MidCap Value I R5 Fund	#	325,163
* Principal Global Investors	LargeCap S&P 500 Index R5 Fund	#	2,349,123
* Principal Global Investors	Principal LifeTime Strategy Income R5 Fund	#	123,041
* Principal Global Investors	Principal LifeTime 2010 R5 Fund	#	274,861
* Principal Global Investors	Principal LifeTime 2020 R5 Fund	#	1,445,849
* Principal Global Investors	Principal LifeTime 2030 R5 Fund	#	606,374
* Principal Global Investors	Principal LifeTime 2040 R5 Fund	#	362,642
* Principal Global Investors	Principal LifeTime 2050 R5 Fund	#	180,116
Columbus Circle Investors	LargeCap Growth R5 Fund	#	1,513,375
DFA/Vaughan Nelson/LA Capital	SmallCap Value II R5 Fund	#	288,093
* Principal Global Investors	MidCap S&P 400 Index R5 Fund	#	502,649
* Principal Global Investors	SmallCap S&P 600 Index R5 Fund	#	262,068
Turner/Jacobs Levy	MidCap Growth III R5 Fund	#	730,728
Emerald Advisors, Inc.	SmallCap Growth II R5 Fund	#	177,798
* Principal Global Investors	Diversified International R5 Fund	#	280,453

Other:
* Notes receivable from participants	Interest rates of 4.25% and maturities ranging from January 2014 to December 2018		358,747

			$22,312,750

*	Party-in-interest investment.

#	Investment is participant directed; therefore, historical cost is not required.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

Date:	June 27, 2014	/s/ Patricia M. Smith Lawler
Patricia M. Smith Lawler Executive Vice President - Human Resources Division BankFinancial, F.S.B.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Crowe Horwath LLP